UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Comstock Resources, Inc.

(Name of Issuer)

Common Stock, Par Value $0.50 Per Share

(Title of Class of Securities)

205768203

(CUSIP Number)

Covey Park Holdings LLC

185 Dartmouth Street, 7th Floor

Boston, MA 02116

Attn: Paul Winters

617-531-4960

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205768203

1	Name of Reporting Person Covey Park Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 167,404,429 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,833,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 167,404,429

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 90.6% (2)

14	Type of Reporting Person (See Instructions) OO

(1)

Consists of 28,833,000 shares of common stock , par value $0.50 per share (“Common Stock”) of Comstock Resources, Inc. (the “Issuer”) owned by Covey Park Holdings LLC (“Covey Park Holdings”) and 138,571,429 shares of common stock owned by Arkoma Drilling, L.P. (“Arkoma”), Williston Drilling, L.P. (“Williston”), Blue Star Exploration Company (“Blue Star”) and Jerral W. Jones, over which Covey Park Holdings may be deemed to have voting power as a result of their rights under that certain Shareholders Agreement, dated as of June 7, 2019, by and among Arkoma, Williston, Arkoma Drilling CP, LLC (“Arkoma CP”), Williston Drilling CP, LLC (“Williston CP,” and together with Arkoma, Williston and Arkoma CP, the “Jones Entities”), New Covey Park Energy LLC (“New Covey”), Covey Park Holdings, the Issuer and Mr. Jones.

(2)

The percentage is calculated based upon 184,701,064 outstanding shares of Common Stock, which was derived from the sum of (i) 105,868,064 outstanding shares of Common Stock as reported on the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2019 (the “Quarterly Report”), (ii) 28,833,000 shares of Common Stock issued to Covey Park Holdings on July 16, 2019 pursuant to the closing of the transactions contemplated by the Merger Agreement (as defined below), (iii) 37,715,000 shares of Common Stock issued to Arkoma on July 16, 2019 pursuant to the closing of the transactions contemplated by the Subscription Agreement (as defined below) and (iv) 12,285,000 shares of Common Stock issued to Williston on July 16, 2019 pursuant to the closing of the transactions contemplated by the Subscription Agreement.

CUSIP No. 205768203

1	Name of Reporting Person Stuart D. Porter

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 167,404,429 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,833,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 167,404,429

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 90.6% (2)

14	Type of Reporting Person (See Instructions) IN

(1)

Consists of 28,833,000 share of Common Stock of the Issuer owned by Covey Park Holdings (see Item 2 below for details regarding Stuart Porter’s beneficial ownership of shares of Common Stock owned by Covey Park Holdings) and 138,571,429 shares of common stock owned by the Arkoma, Williston, Blue Star and Mr. Jones, over which Covey Park Holdings and Mr. Porter may be deemed to have voting power as a result of their rights under that certain Shareholders Agreement, dated as of June 7, 2019, by and among the Jones Entities, New Covey, Covey Park Holdings, the Issuer and Mr. Jones.

(2)

The percentage is calculated based upon 184,701,064 outstanding shares of Common Stock, which was derived from the sum of (i) 105,868,064 outstanding shares of Common Stock as reported on the Issuer’s Quarterly Report, (ii) 28,833,000 shares of Common Stock issued to Covey Park Holdings on July 16, 2019 pursuant to the closing of the transactions contemplated by the Merger Agreement (as defined below), (iii) 37,715,000 shares of Common Stock issued to Arkoma on July 16, 2019 pursuant to the closing of the transactions contemplated by the Subscription Agreement (as defined below) and (iv) 12,285,000 shares of Common Stock issued to Williston on July 16, 2019 pursuant to the closing of the transactions contemplated by the Subscription Agreement.

Item 1.                                 Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are 5300 Town and Country Blvd., Suite 500, Frisco, Texas 75034.

This statement is filed jointly by Covey Park Holdings and Stuart D. Porter.

Item 2.                                 Identity and Background

(a)—(b) Name and Resident or business address:

This statement is being filed by and on behalf of the following reporting persons (collectively, the “Reporting Persons”):

Name	Residence or Business Address
Covey Park Holdings LLC, a Delaware limited liability company	185 Dartmouth Street, 7th Floor, Boston, MA 02116

Stuart D. Porter	185 Dartmouth Street, 7th Floor, Boston, MA 02116

28,833,000 of the reported shares are owned directly by Covey Park Holdings. Covey Park Holdings is managed by a board of managers, a majority of which is appointed by Covey Park Investment Holdings LLC (“Investment Holdings”).  Any actions taken by Investment Holdings must be unanimously approved by its members, DCPF VI Oil and Gas Coinvestment Fund LP (“Co-Invest”), Denham Commodity Partners Fund VI LP (“Fund VI”) and Covey Park VI-A Intermediate LP (“Intermediate”).  Co-Invest is managed by its general partner, DCPF VI GP O&G LP (“DCPF GP LP”), which is managed by its general partner, DCPF VI GP O&G LLC (“DCPF GP LLC”).  Each of Fund VI and Intermediate is managed by its general partner, Denham Commodity Partners GP VI LP (“GP VI LP”),  which is managed by its general partner, Denham GP VI LLC (“GP VI LLC”). Each of GP VI LLC and DCPF GP LLC is controlled by Stuart D. Porter. Accordingly, each of Investment Holdings, Co-Invest, Fund VI, DCPF GP LP, GP VI LP, GP VI LLC, DCPF GP LLC and Stuart D. Porter may be deemed to be the beneficial owner of these shares; however, each disclaims beneficial ownership of such shares in excess of its pecuniary interest therein.

138,571,429 shares of the reported shares are owned by the Arkoma, Williston, Blue Star and Mr. Jones, over which Covey Park Holdings and Mr. Porter may be deemed to have voting power as a result of their rights under that certain Shareholders Agreement, dated as of June 7, 2019, by and among the Jones Entities, New Covey Park Energy LLC, the Issuer and Mr. Jones.

(c)          The principal business of each of the Reporting Persons is as follows:

1.              The principal business of Covey Park Holdings is the ownership of equity interests of certain entities.

2.              The principal business of Stuart D. Porter is the management of investments.

(d) — (e)      Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of Common Stock reported on this Schedule 13D due to their beneficial ownership of equity securities (“Covey Park Securities”), of Covey Park Energy LLC, a Delaware limited liability company (“Covey Park”). At the closing (the “Closing”) of the transactions contemplated by the Merger Agreement (as defined below), each Covey Park Security then outstanding, including the Covey Park Securities then beneficially owned by each of the Reporting Persons, was converted into the right to receive from the Issuer (i) an aggregate 28,833,000 shares of Common Stock, (ii) 210,000 shares of Series A Preferred Stock (as defined in the Merger Agreement) and (iii) cash in an amount equal to $700,000,000.00 plus the Series A Preferred Balance (as defined in the Merger Agreement).

Item 4.                                 Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported on this Schedule 13D pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated June 7, 2019, among the Issuer, Covey Park, New Covey Park Energy LLC, a Delaware limited liability company (“New Holdings”), and solely for the purposes of Section 5.14 therein, Covey Park Energy Holdings LLC, a Delaware limited liability company.

On July 16, 2019, the Issuer completed the transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, Covey Park merged with and into the Issuer (the “Merger”), in accordance with the applicable provisions of the Nevada Revised Statutes and the Delaware Limited Liability Company Act. As a result of the Merger, the separate existence of Covey Park ceased and the Issuer continued its existence under the laws of the State of Nevada as the surviving entity.

At the effective time of the Merger, all of the Covey Park Securities issued and outstanding immediately prior to the effective time of the Merger were converted into the right to receive (i) 28,833,000 shares of Common Stock, (ii) 210,000 shares of Series A Preferred Stock (as defined in the Merger Agreement) and (iii) cash in an amount equal to $700,000,000.00 plus the Series A Preferred Balance (as defined in the Merger Agreement).

The foregoing description of the Merger Agreement set forth in this Item 4 is only a summary and does not purport to be complete and is qualified by reference to the full text of the Merger Agreement, which is incorporated by reference as Exhibit A.

The Reporting Persons currently hold such shares for investment purposes, subject to the following. The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D.

(a)                                 The Reporting Persons hold 210,000 shares of Series A Preferred Stock (as defined in the Merger Agreement). Under certain circumstances described below, the Series A Preferred Stock is convertible into Common Stock, which could represent up to an additional approximate 22% of the Issuer’s outstanding Common Stock.

At any time following the 12-month anniversary of the initial issue date of the Series A Preferred Stock, the Reporting Persons may convert any or all shares of Series A Preferred Stock into shares of Common Stock at the then prevailing conversion rate, as provided in the Certificate of Designations. In connection with any Change of Control (as defined in the Certificate of Designations), the Reporting Persons may convert all but not less than all shares of Series A Preferred Stock into Common Stock at the then prevailing conversion rate.

The foregoing description of the circumstances under which the Series A Preferred Stock may be converted as set forth in this Item 4(a) is only a summary and does not purport to be complete and is qualified by reference to the full text of the Certificate of Designations, which is attached as Exhibit G to the Merger Agreement.

(b)                                 None.

(c)                                  None.

(d)                                 The information provided under the heading “Shareholders Agreement” in Item 6 of this Schedule 13D is incorporated herein by reference.

(e)                                  None.

(f)                                   None.

(g)                                  None.

(h)                                 None.

(i)                                     The Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D, other than as set forth above. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the shares of Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.                                 Interest in Securities of the Issuer.

(a)                           The information set forth in rows 11 and 13 of the cover pages of this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based upon 184,701,064 outstanding shares of Common Stock, which was derived from the sum of (i) 105,868,064 outstanding shares of Common Stock as reported on the Issuer’s Quarterly Report, (ii) 28,833,000 shares of Common Stock issued to Covey Park Holdings on July 16, 2019 pursuant to the closing of the transactions contemplated by the Merger Agreement, (iii) 37,715,000 shares of Common Stock issued to Arkoma on July 16, 2019 pursuant to the closing of the transactions contemplated by the Subscription Agreement and (iv) 12,285,000 shares of Common Stock issued to Williston on July 16, 2019 pursuant to the closing of the transactions contemplated by the Subscription Agreement.

(b)                           The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)                            There have been no reportable transactions with respect to the shares of Common Stock within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of the shares of Common Stock being reported on this Schedule 13D.

(d)                           The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, 28,833,000 shares of Common Stock reported by such persons on the cover pages of this Schedule 13D and in this Item 5. The Jones Entities and Mr. Jones have the right to receive distributions from, and the proceeds from the sale of 138,571,429 shares of Common Stock reported by such persons on the cover pages of this Schedule 13D and in this Item 5.

(e)                            Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated by reference.

Amended and Restated Registration Rights Agreement

In connection with the transactions contemplated by the Merger Agreement, the Issuer, the Jones Entities, Mr.  Jones and New Holdings entered into the Amended and Restated Registration Rights Agreement (the “A&R Registration Agreement”), which among other things amends and restates the Registration Rights Agreement dated August 3, 2018 that was entered into by the Issuer, Arkoma and Williston. The A&R Registration Agreement adds Arkoma CP, Williston CP (Arkoma CP and Williston CP together, the “Jones LLCs”) and the Covey Holders (as defined in the A&R Registration Agreement) as parties thereto and will, among other things, require the Issuer to file, not later than 45 days after closing, a shelf registration statement under the Securities Act to permit the public resale of all of the Registrable Securities (as defined below) held by the Jones LLCs and the Covey Holders from time to time as permitted by Rule 415 under the Securities Act (a “Shelf Registration Statement”) and use commercially reasonable efforts to cause such Shelf Registration Statement to be declared effective as promptly as practicable. The Issuer shall use commercially reasonable efforts to keep such Shelf Registration Statement continuously effective, to be supplemented and amended as necessary to ensure that such Shelf Registration Statement is available, or if not available, that another registration statement is available, for the resale of all the Registrable Securities held by the Covey Holders and other Holders (as defined in the A&R Registration Agreement) and in compliance with the Securities Act and usable for resale of such Registrable Securities for a period from the date of its initial effectiveness until such time as (a) a Registration Statement (as defined in the A&R Registration Agreement) with respect to the sale of such Registrable Securities is declared effective by the Commission under the Securities Act and such Registrable Securities have been disposed of by the Holder in accordance with such effective Registration Statement, (b) such Registrable Securities have been previously sold in accordance with Rule 144, or (c) such Registrable Securities cease to be outstanding.

For the purposes of the A&R Registration Agreement, “Registrable Securities” means (a) the shares of Common Stock held by the Jones Holders or the Covey Holders (each as defined in the A&R Registration Agreement) as of the date of Closing and any shares of Common Stock issued or issuable upon the conversion of the Preferred Stock and (b) any securities issued or then issuable upon any stock split, dividend or other distribution, or in connection with a combination of shares, or any security into which such Common Stock will have been converted or exchanged in connection with a recapitalization, reorganization, reclassification, merger, consolidation, exchange distribution or similar event with respect to the foregoing. Pursuant to the A&R Registration Agreement, if the Issuer proposes to conduct an Underwritten Offering (including a Secondary Offering, as such terms are defined in the A&R Registration Agreement), each Holder shall have the right to include in such Underwritten Offering all or part of the Registrable Securities held by such Holder (the “Piggyback Rights”). Any Holder wishing to exercise its Piggyback Rights must submit timely and complete notice to participate in such offering. The Issuer will use its commercially reasonable efforts to effect the registration under the Securities Act of, and to include in the Underwritten Offering, all Registrable Securities which the Issuer has been so requested to register by the Holders thereof, to the extent requisite to permit the disposition of the Registrable Securities so to be registered and sold, subject to the limitations and requirements of the A&R Registration Agreement.

If, in connection with a Piggyback Registration (as defined in the A&R Registration Agreement), the managing underwriters advise the Issuer that in their reasonable opinion the number of securities requested to be included in such offering exceeds the number that can be sold without adversely affecting the marketability of such offering, the Issuer will include in such registration or prospectus only such number of securities that in the reasonable opinion of such underwriters can be sold without adversely affecting the marketability of the offering, which securities will be so included in the following order of priority: (i) first, to the Issuer, (ii) second, among the Selling Holders (as defined in the A&R Registration Agreement), with the maximum that is allocable under this clause (ii) to be allocated 50% to the Jones Holders (pro rata among such Jones Holders) and 50% to the Covey Holders (pro rata among such Covey Holders); provided, that if either the Jones Holders or the Covey Holders do not elect the entire 50% allocation, the other Party may include their securities for the remaining portion, and (iii) third, pro rata among any other Persons who have been or are granted registration rights after the date of the A&R Registration Agreement based on the number of securities validly requested to be included by such Persons. In the event of a secondary offering proposed by a Holder, the foregoing priorities are adjusted and are determined based on when such an offering was proposed and the identity of the initiating holder.

The terms of the A&R Registration Agreement also permit a Holder to request an Underwritten Offering; provided, however, that in the case of each such Underwritten Offering, such Holder will be entitled to make such demand only if (i) the proceeds from the sale of Registrable Securities in the offering (before the deduction of underwriting discounts) is reasonably expected to exceed, in the aggregate, $50.0 million) or (ii) such Underwritten Offering includes all of the Registrable Securities held by such Holder and the proceeds from the sale of Registrable Securities in the offering (before the deduction of underwriting discounts) is reasonably expected to exceed, in the aggregate, $30.0 million.

In connection with any Underwritten Offering (including any Secondary Offering), any Holder that together with its Affiliates owns 10% or more of the outstanding Common Stock, shall execute a customary “lock-up” agreement with the underwriters of such Underwritten Offering containing a lock-up period equal to 45 days from the date of the execution of the underwriting agreement with respect to such Underwritten Offering. In connection with any Secondary Offering, the Issuer will, and will use its commercially reasonable efforts to cause the members of the Issuer’s Board and the officers of the Issuer that are “executive officers” as defined under Section 16 of the Exchange Act to, execute a customary “lock-up” agreement with the underwriters of such Secondary Offering containing a lock-up period equal to 45 days from the date of the execution of the underwriting agreement with respect to such Secondary Offering.

All fees and expenses incident to the performance of or compliance with the A&R Registration Agreement by the Issuer shall be borne by the Issuer whether or not any Registrable Securities are sold pursuant to a Registration Statement. Such fees and expenses include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses of the Issuer’s counsel and independent registered public accountants), (ii) printing and delivery expenses, (iii) fees and disbursements of counsel, auditors, independent engineers and accountants for the Issuer, including any special audits or “cold comfort” letters required by or incident to such performance and compliance, and (iv) all expenses related to marketing the sale of the Registrable Securities, including expenses related to conducting a “road show.” In addition, the Issuer shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by the A&R Registration Agreement, the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder. However, the Issuer will not be responsible for any broker or similar commissions of any Holder or any legal fees or other costs of the Holders.

The foregoing description of the A&R Registration Agreement set forth in this Item 6 is only a summary and does not purport to be complete and is qualified by reference to the full text of the A&R Registration Agreement, which is incorporated by reference as Exhibit B.

Shareholders Agreement

Also in connection with the transactions contemplated by the Merger Agreement, the Jones Entities, Mr. Jones, New Holdings and Covey Park Holdings entered into a Shareholders Agreement (the “Shareholders Agreement”) dated as of June 7, 2019, in order to establish various arrangements with respect to the governance of the Issuer after the closing of the Merger and the other transactions contemplated by the Merger.

Given the terms of the Shareholders Agreement, as of the date hereof, each of Arkoma, Williston, Blue Star, Mr. Jones, Covey Park Holdings and Mr. Porter may be deemed to be a member of a “group” under Rule 13d-5 under the Exchange Act. Based in part on information provided by Mr. Jones, as of July 16, 2019, such “group” may be deemed to beneficially own, in the aggregate 167,404,429 shares of Common Stock, or 90.6% of the outstanding shares of Common Stock.

Arkoma and Williston have undertaken to file a separate Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing the required information. The Reporting Persons assume no responsibility for the information contained in such Schedule 13D filed by Arkoma and Williston.

Composition of Board

Effective immediately following the closing of the Merger, the parties to the Shareholders Agreement have agreed to take all necessary action to cause the Board of Directors of the Issuer (the “Board”) to include one (1) director who has been designated by New Holdings, who will initially be Jordan Marye. In addition, the parties have agreed that the Corporate Governance and Nominating Committee of the Board will consider John Jacobi to be appointed to the Board.

So long as New Holdings or its affiliates hold at least 10% of the issued and outstanding Common Stock or (ii) 21,000 share of the Series A Preferred Stock, the Issuer, Mr. Jones and the other parties to the Shareholders Agreement shall take all action necessary to cause one (1) individual designated by New Holdings to serve on the Board.

Size of Board and Committees

So long as New Holdings or its affiliates collectively hold the Minimum Governance Percentage, the Issuer, Mr. Jones and the other parties to the Shareholders Agreement have agreed to take all necessary action to ensure that the number of directors serving on the Board does not exceed nine (9) directors, subject to the requirements of applicable law or NYSE rules and regulations.

The Board member designated by New Holdings shall have the right to be appointed to serve on such number of committees of the Board as is equal to the average number of committees on which all other members of the Board serve (rounded to the nearest whole number) (other than the audit committee) as determined by the Board.

Voting Agreement

The Jones Entities and Mr. Jones have agreed to vote their shares of Common Stock (whether at any annual or special meeting, by written consent or otherwise) to cause the nominee designated pursuant to the Shareholders Agreement to be nominated in accordance with the Shareholders Agreement. The Jones Entities, Mr. Jones and the Issuer have also agreed not to take any actions that would interfere with the intention of the parties with respect to the composition of the Board as provided by the Shareholders Agreement.

Restrictions on Transfers

Any stockholder of the Issuer that is a party to the Shareholders Agreement may transfer their shares of any equity securities that are convertible into or exchangeable for shares of Common Stock provided such transfer is in compliance with the Shareholders Agreement and such transferees agree to become parties to the Shareholders Agreement.

Tag-Along Rights

If the Jones Entities or Mr. Jones propose to undertake certain sales of Common Stock or Series B Preferred Stock as described in the Shareholders Agreement: (i) with respect to such sales of Common Stock, for so long as New Holdings owns at least 1% of the issued and outstanding Common Stock (including shares of Common Stock issuable upon conversion of the Series A Preferred Stock) and (ii) with respect to such sales of Series B Preferred Stock, for so long as New Holdings owns any shares of Series A Preferred Stock; the applicable seller must provide any New Holdings stockholders with an opportunity to participate in such transfer. If any New Holdings stockholders exercise such right, such New Holdings stockholder shall have the right to include its shares in the proposed sale on the same terms and conditions as applicable to the sale of Common Stock or Series B Preferred Stock (as applicable) by the initiating stockholder. In the case of a proposed sale of Common Stock and pursuant to the terms of the Shareholders Agreement, the number of shares that such New Holdings stockholder is permitted to include in such sale is equal to the number of such New Holdings stockholder’s own shares of Common Stock (including any shares of Common Stock issuable upon conversion of the Series A Preferred Stock) but only up to a maximum of up to 50% of the aggregate number of shares of Common Stock proposed to be sold. In the case of a proposed sale of Series B Preferred Stock and pursuant to the terms of the Shareholders Agreement, the maximum number of shares of Series A Preferred Stock that such New Holdings stockholder is permitted to include in such sale is equal to a maximum of up to 50% of the aggregate number of shares of Series A Preferred Stock and Series B Preferred Stock, collectively, that are proposed to be sold. The participating New Holdings stockholder will not be required to (A) make any representations or warranties (other than customary representations and warranties concerning itself and the ownership of the Common Stock to be transferred by it and compliance with laws), (B) participate in any indemnification obligations of the Jones Entities, Jerry Jones, and any of their respective affiliates that beneficially owns shares of the Issuer (collectively, “Comstock Stockholder”) (outside of any obligations arising out the New Holdings stockholders’ customary representations and warranties) or (C) agree to any post-closing covenants in connection with such proposed sale.

The applicable Comstock Stockholder shall provide the New Holdings stockholders with notice prior to any sale subject to the tag-along rights. In order to exercise the tag-along rights, a New Holdings stockholder must send written notice indicating its interest within ten (10) business days of receiving the initial notice of sale or in the event any of the material terms set forth in the initial notice are thereafter amended and a new amended notice is delivered to the New Holdings stockholder, within five (5) business days of receiving such amended notice.

Certain Actions of Comstock Stockholder

In the event any Comstock Stockholder proposes to acquire additional shares of Common Stock through an open-market purchase of shares, such Comstock Stockholder must give prior written notice of the proposed acquisition to the New Holdings stockholders. Such notice must contain an offer to buy from the New Holdings stockholder, on a pro rata basis, an equal number of shares at the same price as the original proposed acquisition. The New Holdings stockholders shall have two (2) business days to respond to such offer.

Certain Actions of the Issuer

So long as the New Holdings stockholders beneficially own the Minimum Governance Percentage, the Issuer may not do the following actions without approval from New Holdings:

•                  adopt or propose any amendment or restatement of the Issuer’s Second Amended and Restated Articles of Incorporation or Amended and Restated Bylaws that would reasonably be expected to have a disproportionate material and adverse impact on any New Holdings stockholder as compared to the Comstock Stockholders (whether by merger, consolidation, sale of equity securities or otherwise);

•                  at any time during the twenty-four (24) months following the Closing, directly or indirectly, acquire (a) any Person (as such term is defined in the Shareholders Agreement) by merger, consolidation, or any other manner of investment in such Person or (b) any assets in each case other than acquisitions or series or related acquisitions for which the purchase price is less than $500.0 million;

•                  at any time during the twenty-four (24) months following the Closing, authorize any capital expenditure of the type set forth in the Budget (as defined in the Shareholders’ Agreement) (excluding items described in the preceding bullet point) that would cause the Issuer and its subsidiaries to exceed the Budget by more than $100.0 million taking into account such overage and all prior overages; or

•                  enter into any agreement or arrangement with respect to any of the foregoing.

The Issuer has also agreed not to enter into any Related Party Transactions (as defined in the Shareholders Agreement) with any Comstock Stockholder, Mr. Jones or their respective affiliates unless such transactions are approved in accordance with a conflicts of interest policy approved by the Audit Committee of the Board.

The Issuer has further agreed that, from and after the twelve (12) month anniversary of the closing of the Merger Agreement and unless and until either New Holdings and its affiliates collectively no longer hold the Minimum Governance Percentage, neither the Issuer nor its subsidiaries will, without the prior written consent of New Holdings, incur, create, assume, or guarantee any indebtedness that would cause the Issuer’s total consolidated indebtedness as of the date immediately prior to the date on which such indebtedness is incurred, created, assumed or guaranteed to exceed the Issuer’s consolidated LTM EBITDAX multiplied by 2.25 (after giving pro forma effect to such incurrence, creation, assumption or guarantee and that application of the proceeds thereof). Notwithstanding the foregoing, the Issuer may incur indebtedness of up to $2,975.0 million consisting solely of (i) indebtedness under its current credit facility and (ii) indebtedness similar to indebtedness under the Issuer’s Notes Indenture and Covey Park’s Notes Indenture and consistent with market terms for high yield issuances by issuers of the type and financial position of the Issuer.

For so long as the New Holdings stockholders own at least 21,000 shares of Series A Preferred Stock, the Issuer shall not without the prior written consent of New Holdings, in one transaction or a series of related transactions, acquire (A) any person by merger, consolidation or investment in, or (B) any assets, in each case other than acquisitions in which the purchase price is less than $50.0 million.

Termination

The Shareholders Agreement shall terminate as to any particular party who is a holder of Common Stock at such time as such person no longer beneficially own in the aggregate at least 5% of the issued and outstanding Common Stock. The provisions described above in “Composition of the Board, Size of Board and Committees,” and “Voting Agreement” shall terminate at such time as the New Holdings stockholders no longer beneficially own the Minimum Governance Percentage.

The foregoing description of the Shareholders Agreement set forth in this Item 6 is only a summary and does not purport to be complete and is qualified by reference to the full text of the Shareholders Agreement, which is incorporated by reference as Exhibit C.

Certificate of Designations

The material rights, preferences and privileges of the cumulative redeemable convertible perpetual preferred stock, designated the Series A Redeemable Convertible Preferred Stock and the Series B Redeemable Convertible Preferred Stock are contained in the Certificate of Designations attached as Exhibit G to the Merger Agreement. Under the terms of the Certificate of Designations, in addition to certain other actions, the Issuer may not, without the affirmative vote of at least a majority of the holders of the Series A Preferred stock voting as a single class and the Series B Preferred Stock voting as a single class: (i) pay any dividends in respect of junior stock, subject to customary exceptions; (ii) issue any capital stock ranking senior or pari passu to the Preferred Stock (as defined in the Certificate of Designations); (iii) delist its Common Stock from a national securities exchange or enter into certain merger or acquisition transactions; however, the Preferred Stock will not have a right to vote on any material sale of assets, merger, consolidation or Change of Control transaction (discussed below) if the Issuer agrees to redeem the Preferred Stock in full for cash in the amount determined pursuant to the terms of the Certificate of Designations; (iv) amend the terms of the Issuer’s Second Amended and Restated Articles of Incorporation or the Certificate of Designations in whole or in part, by merger, consolidation or otherwise, so as to adversely affect the rights, preferences, privileges or powers of the shares of Preferred Stock; (v) voluntarily authorize, declare or initiate any bankruptcy, liquidation or dissolution proceedings, may not issue any equity securities of its subsidiaries other than to another subsidiary or in connection with the contribution of any assets or cash in excess of $10.0 million to any person that is not wholly-owned by Issuer; or (vi) enter into any agreement that expressly prohibits the Issuer from declaring and paying dividends to the holders of the Preferred Stock.

The foregoing description of the Certificate of Designations set forth in this Item 6 is only a summary and does not purport to be complete and is qualified by reference to the full text of the Certificate of Designations, which is attached as Exhibit G to the Merger Agreement.

Support Agreement

Concurrent with the execution of the Merger Agreement, New Holdings and Mr. Jones entered into a Support Agreement. Jerry Jones makes certain covenants relating to the transactions contemplated by the Merger Agreement including the following:

Lock-Up

During the period between the date the Merger Agreement was signed and one hundred eighty (180) days following the Closing (the “Lock-Up  Period”), Mr. Jones shall not and shall cause his affiliates and representatives to not (i) directly or indirectly, offer, pledge (other than required under existing credit facilities and debt instruments), sell (including entry into contracts for the sale), enter into any agreement to sell or purchase any options, grant any rights or warrants to purchase or otherwise transfer or dispose of any shares of Equity Securities (as defined in the Merger Agreement) of the Issuer owned or acquired by Mr. Jones or its controlled affiliates (such securities the “Lock-Up Securities”), (ii) enter into any swap or any other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, or (iii) distribute any Lock-Up Securities to any person, including affiliates, members, managers, partners, or any stockholders of any controlled affiliates. Notwithstanding the foregoing, the Lock-Up Period shall immediately terminate if (i) the New Holdings stockholder no longer own any shares of Common Stock or (ii) the New Holdings stockholders collectively sell a percentage of the shares of Common Stock or Series A Preferred Stock.

Restriction on Share Purchases

During the Lock-Up Period, except as consented to in writing by New Holdings, Mr. Jones shall not, and shall cause his controlled entities not to, acquire any shares of Common Stock other than (i) as a result of any stock split, stock dividend or subdivision of shares of Common Stock, (ii) in connection with the transactions contemplated by the Merger Agreement or pursuant to the Subscription Agreement, or (iii) pursuant to the exercise of the preemptive rights set forth in Section 10.18 of the Contribution Agreement dated May 9, 2018 by and among the Issuer and the Principal Stockholders.

Item 7.                                 Materials to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit A

Agreement and Plan of Merger, by and among Comstock Resources, Inc., New Covey Park Energy LLC, Covey Park Energy LLC, and solely for the purposes of Section 5.14 therein, Covey Park Energy Holdings LLC, dated as of June 7, 2019 (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on June 10, 2019 (File No. 001-03262))

Exhibit B

Registration Rights Agreement, by and among Comstock Resources, Inc., Arkoma Drilling, L.P., Williston Drilling, L.P., Arkoma Drilling CP, LLC, Williston Drilling CP, LLC, New Covey Park Energy LLC and Jerral W. Jones (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on June 10, 2019 (File No. 001-03262))

Exhibit C

Shareholders Agreement, by and among Comstock Resources, Inc., Arkoma Drilling, L.P., Williston Drilling, L.P., Arkoma Drilling CP, LLC, Williston Drilling CP, LLC, New Covey Park Energy LLC and Jerral W. Jones (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on June 10, 2019 (File No. 001-03262))

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: July 25, 2019

Reporting Persons:

COVEY PARK HOLDINGS LLC

/s/ Jordan Marye
Name:	Jordan Marye
Title:	Manager

STUART D. PORTER

/s/ Stuart D. Porter
Stuart D. Porter